UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  November 13, 2026

November 13, 2026

Sumitomo Mitsui Financial Group Inc.

Corrections to the Capital Ratio as of June 30, 2026

TOKYO, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Capital Ratio as of June 30, 2026” disclosed on August 14, 2026. (Corrected items are underlined)

I. Reason for the corrections

Regarding reasons for corrections, please refer to the separate “Notice regarding the Filing of an Amendment Report for the Annual Securities Report for the Previous Fiscal Year and Corrections of Financial Results and Related Materials for Previous Fiscal Periods” dated today (November 13, 2026).

II. Corrected Sections

1. Sumitomo Mitsui Financial Group (on a consolidated basis)

(Before correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	16.24%	0.55%	15.69%
(2) Tier 1 capital ratio (5) / (7)	15.04%	0.55%	14.49%
(3) Common equity Tier 1 capital ratio (6) / (7)	12.63%	0.22%	12.41%
(4) Total capital	¥16,591.3	¥725.4	¥15,865.9
(5) Tier 1 capital	15,363.6	707.8	14,655.9
(6) Common equity Tier 1 capital	12,901.1	357.2	12,544.0
(7) Risk weighted assets	102,128.2	1,050.0	101,078.2
(8) Required capital (7) X 8%	8,170.3	84.0	8,086.3
(9) Leverage Ratio	5.25%	0.25%	5.00%

(After correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	16.24%	0.64%	15.60%
(2) Tier 1 capital ratio (5) / (7)	15.04%	0.63%	14.41%
(3) Common equity Tier 1 capital ratio (6) / (7)	12.63%	0.31%	12.32%
(4) Total capital	¥16,591.3	¥807.7	¥15,783.6
(5) Tier 1 capital	15,363.6	788.1	14,575.6
(6) Common equity Tier 1 capital	12,901.1	437.0	12,464.2
(7) Risk weighted assets	102,128.2	996.9	101,131.3
(8) Required capital (7) X 8%	8,170.3	79.8	8,090.5
(9) Leverage Ratio	5.25%	0.27%	4.98%

2. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(Before correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	18.17%	0.83%	17.34%
(2) Tier 1 capital ratio (5) / (7)	16.26%	0.84%	15.42%
(3) Common equity Tier 1 capital ratio (6) / (7)	12.86%	0.54%	12.32%
(4) Total capital	¥15,993.6	¥819.9	¥15,173.6
(5) Tier 1 capital	14,310.8	813.3	13,497.5
(6) Common equity Tier 1 capital	11,322.7	543.6	10,779.1
(7) Risk weighted assets	87,988.5	512.4	87,476.2
(8) Required capital (7) X 8%	7,039.1	41.0	6,998.1
(9) Leverage Ratio	5.24%	0.28%	4.96%

(After correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	18.17%	0.92%	17.25%
(2) Tier 1 capital ratio (5) / (7)	16.26%	0.93%	15.33%
(3) Common equity Tier 1 capital ratio (6) / (7)	12.86%	0.63%	12.23%
(4) Total capital	¥15,993.6	¥888.2	¥15,105.4
(5) Tier 1 capital	14,310.8	881.5	13,429.3
(6) Common equity Tier 1 capital	11,322.7	611.8	10,710.9
(7) Risk weighted assets	87,988.5	434.0	87,554.6
(8) Required capital (7) X 8%	7,039.1	34.7	7,004.4
(9) Leverage Ratio	5.24%	0.30%	4.94%

3. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(Before correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	16.42%	0.59%	15.83%
(2) Tier 1 capital ratio (5) / (7)	14.22%	0.60%	13.62%
(3) Common equity Tier 1 capital ratio (6) / (7)	10.52%	0.30%	10.22%
(4) Total capital	¥13,214.3	¥648.7	¥12,565.6
(5) Tier 1 capital	11,438.2	631.4	10,806.7
(6) Common equity Tier 1 capital	8,467.0	352.3	8,114.7
(7) Risk weighted assets	80,429.0	1,097.2	79,331.8
(8) Required capital (7) X 8%	6,434.3	87.8	6,346.5
(9) Leverage Ratio	4.85%	0.22%	4.63%

(After correction) (BIS guidelines)	(Billions of yen, except ratios)
	June 30, 2026		March 31, 2026
		Change
(1) Total capital ratio (4) / (7)	16.42%	0.70%	15.72%
(2) Tier 1 capital ratio (5) / (7)	14.22%	0.71%	13.51%
(3) Common equity Tier 1 capital ratio (6) / (7)	10.52%	0.40%	10.12%
(4) Total capital	¥13,214.3	¥731.1	¥12,483.2
(5) Tier 1 capital	11,438.2	713.5	10,724.6
(6) Common equity Tier 1 capital	8,467.0	432.9	8,034.2
(7) Risk weighted assets	80,429.0	1,047.5	79,381.5
(8) Required capital (7) X 8%	6,434.3	83.8	6,350.5
(9) Leverage Ratio	4.85%	0.25%	4.60%

Information on capital structure of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation are available on our website at https://www.smfg.co.jp/english/investor/financial/basel_3.html